U.S. Securities and Exchange Commission

Washington, D.C. 20549

 FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-04098				Date examination completed: September 4, 2025
2. State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):

3. Exact name of investment company as specified in registration statement:

Vanguard Target Retirement Income Fund
Vanguard Target Retirement 2020 Fund
Vanguard Target Retirement 2025 Fund
Vanguard Target Retirement 2030 Fund
Vanguard Target Retirement 2035 Fund
Vanguard Target Retirement 2040 Fund
Vanguard Target Retirement 2045 Fund
Vanguard Target Retirement 2050 Fund
Vanguard Target Retirement 2055 Fund
Vanguard Target Retirement 2060 Fund
Vanguard Target Retirement 2065 Fund
Vanguard Target Retirement 2070 Fund

4. Address of principal executive office: (number, street, city, state, zip code) 100 Vanguard Boulevard, Malvern, PA 19355

Report of Independent Accountants

To the Board of Trustees of Vanguard Chester Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the funds listed within Attachment A (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) (the “specified requirements”) as of June 2, 2025. The Funds’ management is responsible for its assertion and the Funds’ compliance with the specified requirements. Our responsibility is to express an opinion on management's assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated in all material respects. The nature, timing and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of June 2, 2025, and with respect to agreement of security purchases and sales or maturities, for the period noted within Attachment A:

-	Confirmation of all securities held on VAST, the recordkeeping system used by the Funds’ transfer agent, in book entry form without prior notice to management;

-	Reconciliation of all such securities to the books and records of the Funds and VAST; and

-	Agreement of 2 security purchases and 2 security sales or maturities per fund (when 2 or less security purchases or 2 or less security sales per fund are available, agreement of all possible security purchases or all possible security sales per fund) from the books and records of the Funds to VAST.

Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

We are required to be independent and to meet our ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 2, 2025, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/PricewaterhouseCoopers LLP

September 4, 2025

PricewaterhouseCoopers LLP, 2001 Market Street, Suite 1800, Philadelphia, PA 19103 +1 (267) 330 3000

www.pwc.com

Management Statement Regarding Compliance with Certain

Provisions of the Investment Company Act of 1940

We, as members of management of the funds listed within Attachment A (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 2, 2025, and for the periods noted within Attachment A.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 2, 2025, and for the periods noted within Attachment A, with respect to securities reflected in the investment accounts of the Funds.

The Vanguard Funds

By:	/s/ Christine Buchanan
Christine Buchanan
Chief Financial Officer of the Funds
September 4, 2025

/s/ Salim Ramji
Salim Ramji
Chief Executive Officer of the Funds
September 4, 2025

Attachment A

Vanguard Fund of Funds	Period

Vanguard Chester Funds:
Vanguard Target Retirement Income Fund	03/26/2025 [1] – 06/02/2025
Vanguard Target Retirement 2020 Fund	03/26/2025 [1] – 06/02/2025
Vanguard Target Retirement 2025 Fund	03/26/2025 [1] – 06/02/2025
Vanguard Target Retirement 2030 Fund	03/26/2025 [1] – 06/02/2025
Vanguard Target Retirement 2035 Fund	03/26/2025 [1] – 06/02/2025
Vanguard Target Retirement 2040 Fund	03/26/2025 [1] – 06/02/2025
Vanguard Target Retirement 2045 Fund	03/26/2025 [1] – 06/02/2025
Vanguard Target Retirement 2050 Fund	03/26/2025 [1] – 06/02/2025
Vanguard Target Retirement 2055 Fund	03/26/2025 [1] – 06/02/2025
Vanguard Target Retirement 2060 Fund	03/26/2025 [1] – 06/02/2025
Vanguard Target Retirement 2065 Fund	03/26/2025 [1] – 06/02/2025
Vanguard Target Retirement 2070 Fund	03/26/2025 [1] – 06/02/2025

1 Date of our last evaluation